UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42625

Smart Digital Group Limited

No. 2615, Xingsheng 1st Road

Hengqin New District, Zhuhai City

Guangdong Province, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Change of Principal Executive Offices

Smart Digital Group Limited (the “Company”) has consolidated its administrative and management functions in Zhuhai City, Guangdong Province, China. The Company’s principal executive offices are currently located at No. 2615, Xingsheng 1st Road, Hengqin New District, Zhuhai City, Guangdong Province, China, and the Company may be contacted at +00852 61245644.

The Company previously maintained an executive office in Singapore, which is no longer used as a principal executive office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smart Digital Group Limited

Date: January 12, 2026	By:	/s/ Yunting Chen
	Name:	Yunting Chen
	Title:	Chief Executive Officer
(Principal Executive Officer)

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